THE D³ FAMILY FUNDS



DAVID NIERENBERG

December 17, 2018

Mr. William Sheffield
Chairman of the Board of Directors
Houston Wire & Cable Company
10201 North Loop East
Houston, TX 77029

Dear Bill,

We thank and congratulate HWCC's board, management, and employees for their recent accomplishments and actions:

- the return to profitability
- the return to free cash flow and debt reduction
- the hiring of an excellent CFO in Chris Micklas
- the repeated insider share purchases by Chris Micklas, Board Chair Bill Sheffield, new director Sandford Rothe, director Gary Yetman, and especially director Roy Haley (whose December 11, 2018 Form 4 shows that he has bought 200,000 shares, over 1.2% of HWCC). Although implicit in the SEC filings, most of the times that CEO Jim Pokluda has earned equity he has not turned in existing shares to pay taxes; he generally pays the taxes in cash in order to maximize the number of shares that he retains. We do not recall much, if any, selling by Mr. Pokluda while we have been shareholders. The frequency and size of insider buying at HWCC demonstrate strong insider confidence, which we recognize, share, and appreciate.

For these reasons, plus what we see as the continuing under-valuation of HWCC shares, we also did more buying. We now own 9.99% of the company, which makes us its largest shareholder.

Having come through the severe oil downturn which began in 2014, HWCC has earned the right to ponder, and, we believe, the obligation to articulate, the company's long term strategy to build, and then help us realize, shareholder value. We have faith in the team and in operations. We read the company's public filings and follow its quarterly calls and investor presentations, but believe that HWCC has not articulated its long term strategy, nor the financial results and outcomes it should generate. Shareholders therefore are in the dark about how to value the company, as its disappointing share price demonstrates. Borrowing the famous line from <u>Cool Hand Luke</u>: "what we have here is a failure to communicate." HWCC should fill this informational vacuum.

Let's begin by stating something we all know: HWCC's being a public company adds little value today; instead, being public generates expense and distraction for a company which strives to economize and focus. HWCC's average daily trading volume, only $229,000 as of December 14, 2018, does not facilitate meaningful or easy liquidity. The frictional cost to trade shares is relatively high. At this moment no brokerage firm or investment bank writes about the company. Given the economics of brokerage and investment banking, that is hard to change.

This being the case, we ask management and the board to articulate HWCC's long term strategy as if HWCC were owned and governed by a private equity firm which seeks to generate an outcome for its investors in five years. Please decide, for example, whether to become a high growth company, which might generate enthusiasm from the investment community, so that HWCC's valuation and liquidity could improve enough to justify remaining public, or, alternatively, a lower growth/share repurchase company which would take full advantage of micro-cap market neglect to deploy free cash flow, and intelligently monetize assets (including sale-leasebacks and divestitures), to repurchase a large percentage of shares over time, so that HWCC ultimately could sell to a strategic buyer at an attractive share price. In the first case, for example, HWCC might grow organically via a digital customer acquisition and service strategy which enables it to gain market share, or by acquiring other master distributors. In the lower growth/repurchase alternative, "if you have lemons, make lemonade."

Regardless of which option you choose, we urge you to put in place vehicles through which employees could over time develop economically and emotionally meaningful equity stakes in the company. With your intense customer service culture, helping employees become owners makes sense. Another request is that short and long term incentive plans for management should be aligned with HWCC's strategy.

In case management and the board consider the higher growth option, we share two observations: first, HWCC has not demonstrated that its acquisitions have created any value. The timing of HWCC's two offshore acquisitions was unlucky, before Deepwater Horizon and the collapse of the price of oil. Vertex is a work in process which has not yet demonstrated compelling benefit. We urge you to determine whether cash spent making these three acquisitions, and the cash (including operating losses and interest on borrowings) and time subsequently invested in them, might have been better deployed repurchasing HWCC shares at prices below intrinsic value. We are skeptical that inorganic growth is the optimal strategy. Second, if HWCC decides to pursue digital growth, we believe you should add gender, generational, geographic, and industry diversity to the board of directors. This is not critical of incumbents; rather, it reflects our belief that diversity of opinion and background enriches the quality of board deliberation and oversight.

If HWCC's board and management do not conclude that a high growth strategy is best, it would not be a disaster. The company probably would carry less debt. Not every company is destined to be a flashy grower, sporting a high valuation; there is nothing wrong with growing top line 5-7% per year while repurchasing shares when trading far below intrinsic value. In five years, we believe HWCC could earn $1.76 per share, an attractive return on equity, and a mid-teen's price-earnings multiple. Moreover, your cash flow dynamics provide downside support: in the last downturn, HWCC generated enough free cash to more than halve debt to under $30M, while repurchasing nearly 10% of shares. Through free cash flow, shrewd asset monetization, and repurchase, we believe that HWCC could, over time and with good execution, more than quadruple its current share price:

Assume that HWCC 2018 revenue might be about $360M and that revenue grows organically through 2023 at 6% per year, reaching $482M. Let's assume that with increased size, HWCC better absorbs fixed and semi-fixed costs so that its after tax return on sales grows to 4% (near its average from 2011-2014). Let's assume that over the five years HWCC uses some of its free cash flow to reduce its share count by one-third, from 16.5M to 11M. Earnings per share would grow to $1.76. If one valued the company at 15 times earnings, comparable to the last upcycle, the share price would rise to $26.45. On Friday, December 14, by contrast, HWCC's share price closed at only $5.83. If you discount the 2023 share price back to present value using a 15% discount rate, the share price would be $11.73. Two observations follow: 1) the insiders have not been stupid buying so many shares in the past 16 months!, and 2) any inorganic growth strategy should be bench-marked against the slower growth/repurchase scenario.

In conclusion, we believe that HWCC is a well-managed and well-governed company which earns "no respect" from being public, in part because of micro-cap market neglect and because of "a failure to communicate." We believe HWCC either should pursue a long term rapid growth strategy which could appeal to the public market or pursue slower organic growth while taking advantage of stock market neglect to repurchase shares, in size, for an extended time and then sell itself to a strategic buyer. For the reasons given, we prefer the latter. The growth and repurchase strategies could be quite different with respect to the need for capital and management focus. We therefore urge HWCC not to pursue both simultaneously. We do not want this company to straddle the middle ground because that probably would lead to mediocrity and share price stagnation. Instead, please pick the long term strategy most likely to succeed for HWCC, articulate its financial goals and outcomes, and execute it well.

Sincerely yours,

David Nierenberg and Damon Benedict,

General Partners of the D3 Family Funds